April 4, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending December 31, 2001, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

         None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

         13,300

         In addition to shares previously reported on quarterly reports, the total number of shares of Common Stock issued under the DRP:

         259,590

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

         None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

         None.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 12/31/01 was $527,519,000. Progress Energy issued $1,524,570,00. in commercial paper from 10/01/01 through 12/31/01 at a weighted average yield of 2.83% under a $ 1 billion revolving credit facility.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------
Carolina Power & Light Company's ("CP&L") commercial paper balance at 12/31/01 was $260,535,000. CP&L issued $898,000,000. in commercial paper from 10/01/01 through 12/31/01 at a weighted average yield of 2.79% under a $575 million revolving credit facility.

North Carolina Natural Gas
--------------------------
None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/01:
--------------------------------------------------------------------------------
                                    Loans to MP                Borrowing From MP
                                    --------------------------------------------
Progress Energy                     $364,554,742.38
Progress Energy Ventures                                         $ 62,817,248.08
Progress Energy Services            $121,245,650.39              $ 72,996,416.28
Progress Capital Holdings                                        $307,146,388.82
Electric Fuels                      $  3,000,000.00              $108,512,283.93

The range of interest rates on these borrowings was 2.82% to 3.68%.

Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/01:
--------------------------------------------------------------------------------
                                    Loans to MP                Borrowing From MP
                                    --------------------------------------------

Progress Energy                     $155,084,924.90
Carolina Power & Light                                           $212,539,186.18
Florida Power Corporation           $232,924,588.55
North Carolina Natural Gas                                       $200,409,862.74

The range of interest rates on these borrowings was 2.73% to 3.70%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the Act:

         None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

         None.

j.       The amount of the market-to-book ratio of the Common Stock:

         Progress Energy Common Stock Data as of December 31, 2001:

         Total Common Stock Equity                               $  6,003.5
         (in millions)

         Market-to-book ratio                                          1.60

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

         Equity contribution from Progress Energy to Florida Progress
         Florida Progress to Progress Capital Holdings
         Progress Capital Holdings to Progress Telecom             $6.2 million

         Equity contribution from Progress Energy to Progress
         Ventures                                                  $39.2 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

         None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

         Florida Power Corporation                   September 5, 2001
         Progress Capital Holdings, Inc.             September 5, 2001
         Electric Fuels Corporation                  September 5, 2001

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc.
BALANCE SHEETS                                                       December 31              December 31
(In thousands)                                                           2001                    2000
-------------------------------------------------------------------------------------------------------------------
                            ASSETS
Utility Plant
  Electric utility plant in service                                 $ 19,176,021              $18,124,036
  Gas utility plant in service                                           491,903                  378,464
  Accumulated depreciation                                           (10,096,412)              (9,350,235)
-------------------------------------------------------------------------------------------------------------------
         Utility plant in service, net                                 9,571,512                9,152,265
  Held for future use                                                     15,380                   16,302
  Construction work in progress                                        1,065,154                1,043,439
  Nuclear fuel, net of amortization                                      262,869                  224,692
-------------------------------------------------------------------------------------------------------------------
       Total Utility Plant, Net                                       10,914,915               10,436,698
-------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                               54,419                  101,296
  Accounts receivable                                                    944,753                  925,911
  Taxes receivable                                                        32,325                        -
  Inventory                                                              886,747                  420,985
  Deferred fuel cost                                                     146,652                  217,806
  Prepayments                                                             36,150                   50,040
  Assets Held for Sale, net                                                    -                  747,745
  Other current assets                                                   226,947                  192,347
 ------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                          2,327,993                2,656,130
-------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                          234,180                  228,686
  Harris Plant deferred costs                                             32,475                   44,813
  Unamortized debt expense                                                46,910                   38,771
  Nuclear decommissioning trust funds                                    822,821                  811,998
  Diversified business property, net                                   1,073,046                  729,662
  Miscellaneous other property and investments                           456,880                  598,235
  Deferred purchased power contract termination costs                     95,326                  226,656
  Goodwill, net                                                        3,690,210                3,652,429
  Other assets and deferred debits                                     1,045,035                  686,623
-------------------------------------------------------------------------------------------------------------------
         Total Deferred Debits and Other Assets                        7,496,883                7,017,873
-------------------------------------------------------------------------------------------------------------------
         Total Assets                                               $ 20,739,791              $20,110,701
===================================================================================================================
                CAPITALIZATION AND LIABILITIES

Capitalization
  Common stock equity                                               $  6,003,533              $ 5,424,201
  Preferred stock of subsidiary - redemption not required                 92,831                   92,831
  Long-term debt, net                                                  9,483,745                5,890,099
-------------------------------------------------------------------------------------------------------------------
         Total Capitalization                                         15,580,109               11,407,131
-------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                      688,052                  184,037
  Accounts payable                                                       709,906                  828,568
  Taxes accrued                                                                -                      932
  Interest accrued                                                       212,387                  121,433
  Dividends declared                                                     117,857                  107,645
  Short-term Obligations                                                  77,529                3,972,674
  Other current liabilities                                              585,865                  447,370
-------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                     2,391,596                5,662,659
-------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                    1,434,506                1,807,192
  Accumulated deferred investment tax credits                            226,382                  261,255
  Other liabilities and deferred credits                               1,107,198                  972,464
-------------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                  2,768,086                3,040,911
-------------------------------------------------------------------------------------------------------------------
         Total Capitalization and Liabilities                       $ 20,739,791              $20,110,701
===================================================================================================================
SCHEDULES OF COMMON STOCK EQUITY
(In thousands)
  Common stock (without par value, authorized 500,000,000,          $  4,107,493              $ 3,608,902
issued and outstanding      218,725,352 and 206,089,047
shares, respectively)
  Unearned ESOP common stock                                            (114,385)                (127,211)
  Accumulated other comprehensive loss                                   (32,180)                       -
  Retained earnings                                                    2,042,605                1,942,510
 ------------------------------------------------------------------------------------------------------------------
     Total Common Stock Equity                                      $  6,003,533              $ 5,424,201

CAROLINA POWER & LIGHT COMPANY

BALANCE SHEETS                                                                          December 31
(In thousands)                                                                  2001                   2000
-----------------------------------------------------------------------------------------  ---------------------
                                 ASSETS
Utility Plant
  Electric utility plant in service                                        $  12,024,291      $      11,125,901
  Gas utility plant in service                                                         -                      -
  Accumulated depreciation                                                    (5,952,206)            (5,505,731)
-----------------------------------------------------------------------------------------  ---------------------
         Utility plant in service, net                                         6,072,085              5,620,170
  Held for future use                                                              7,105                  7,105
  Construction work in progress                                                  711,129                815,246
  Nuclear fuel, net of amortization                                              200,332                184,813
-----------------------------------------------------------------------------------------  ---------------------
       Total Utility Plant, Net                                                6,990,651              6,627,334
-----------------------------------------------------------------------------------------  ---------------------
Current Assets
  Cash and cash equivalents                                                       21,250                 30,070
  Accounts receivable                                                            454,228                466,774
  Receivables from affiliated companies                                           31,707                341,932
  Taxes receivable                                                                17,543                 15,412
  Inventory                                                                      365,501                233,369
  Deferred fuel cost                                                             131,505                119,853
  Prepayments                                                                     11,863                 24,284
  Other current assets                                                            66,193                 75,451
-----------------------------------------------------------------------------------------  ---------------------
         Total Current Assets                                                  1,099,790              1,307,145
-----------------------------------------------------------------------------------------  ---------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                                  208,702                210,571
  Harris Plant deferred costs                                                     32,475                 44,813
  Unamortized debt expense                                                        19,008                 15,716
  Nuclear decommissioning trust funds                                            416,721                411,279
  Diversified business property, net                                             111,802                102,294
  Miscellaneous other property and investments                                   231,325                395,995
  Goodwill, net                                                                        -                      -
  Other assets and deferred debits                                               152,738                124,339
-----------------------------------------------------------------------------------------  ---------------------
         Total Deferred Debits and Other Assets                                1,172,771              1,305,007
-----------------------------------------------------------------------------------------  --------------------
         Total Assets                                                      $   9,263,212      $      9,239,486
-----------------------------------------------------------------------------------------  ---------------------
                     CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock                                                             $   1,782,815      $       1,625,894
  Retained earnings                                                            1,312,641              1,226,144
  Preferred stock- redemption not required                                        59,334                 59,334
  Long-term debt, net                                                          2,958,853              3,619,984
-----------------------------------------------------------------------------------------  ---------------------
         Total Capitalization                                                  6,113,643              6,531,356
-----------------------------------------------------------------------------------------  ---------------------
Current Liabilities
  Current portion of long-term debt                                              600,000                      -
  Accounts payable                                                               300,829                281,026
  Payables to affiliated companies                                               157,423                255,976
  Taxes accrued                                                                        -                      -
  Interest accrued                                                                61,124                 56,259
  Dividends declared                                                               1,482                  1,482
  Short-term Obligations                                                               -                      -
  Other current liabilities                                                      208,294                146,191
-----------------------------------------------------------------------------------------  ---------------------
         Total Current Liabilities                                             1,329,152                740,032
-----------------------------------------------------------------------------------------  ---------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                            1,316,823              1,491,660
  Accumulated deferred investment tax credits                                    170,302                197,207
  Other liabilities and deferred credits                                         333,292                279,231
-----------------------------------------------------------------------------------------  ---------------------
         Total Deferred Credits and Other Liabilities                          1,820,417              1,968,098
-----------------------------------------------------------------------------------------  ---------------------
         Total Capitalization and Liabilities                              $   9,263,212      $       9,239,486
-----------------------------------------------------------------------------------------  ---------------------

NORTH CAROLINA NATURAL GAS CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)

                                                                        December 31            December 31
Assets                                                                     2001                   2000
----------------------------------------------------------------------------------------------------------
Utility Plant
        Gas utility plant in service                                   $     491,903          $    378,464
        Accumulated depreciation                                            (159,897)             (142,466)
----------------------------------------------------------------------------------------------------------
          Utility plant in service, net                                      332,006               235,998
        Construction work in progress                                         61,143               105,336
----------------------------------------------------------------------------------------------------------
          Total Utility Plant, Net                                           393,148               341,334
----------------------------------------------------------------------------------------------------------
Current assets
        Cash and cash equivalents                                                711                 1,557
        Accounts receivable                                                   30,563                52,422
        Accounts receivable from affiliated companies, net                    22,187                     -
        Income taxes receivable, net                                               -                 1,013
        Recoverable purchased gas costs                                            -                     -
        Inventory                                                             22,329                17,522
        Prepaid expenses                                                         130                     -
        Deferred gas costs - unbilled volumes                                 10,367                15,222
        Other current assets                                                   1,129                 3,026
----------------------------------------------------------------------------------------------------------
          Total Current Assets                                                87,415                90,762
----------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
        Unamortized debt expense                                               3,282                 3,927
        Diversified business property, net                                       923                   939
        Miscellaneous other property and investments                           5,763                 9,435
        Goodwill                                                             221,593               227,496
        Other assets and deferred debits                                       1,343                 3,269
----------------------------------------------------------------------------------------------------------
          Total Deferred Debits and Other Assets                             232,904               245,066
----------------------------------------------------------------------------------------------------------
             Total Assets                                              $     713,467          $    677,162
==========================================================================================================
Capitalization and Liabilities
----------------------------------------------------------------------------------------------------------
Capitalization
        Common stock                                                   $     417,617          $    367,588
        Retained earnings                                                      8,717                 6,259
----------------------------------------------------------------------------------------------------------
          Total Capitalization                                               426,334               373,847
----------------------------------------------------------------------------------------------------------
Current Liabilities
        Accounts payable                                                      26,357                46,313
        Accounts payable to affiliated companies, net                                               71,787
        Notes payable to affiliated companies                                203,947               145,280
        Income taxes payable                                                     703                     -
        Interest Accrued                                                         656                   518
        Other current liabilities                                             16,400                 5,113
----------------------------------------------------------------------------------------------------------
          Total Current Liabilities                                          248,063               269,011
----------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
        Accumulated deferred income taxes                                     26,581                25,120
        Accumulated deferred investment tax credits                            1,693                 1,888
        Regulatory liability for income taxes, net                             2,132                 1,575
        Other liabilities and deferred credits                                 8,664                 5,721
----------------------------------------------------------------------------------------------------------
          Total Deferred Credits and Other Liabilities                        39,070                34,304
----------------------------------------------------------------------------------------------------------
             Total Capitalization and Liabilities                      $     713,467          $    677,162
==========================================================================================================

          o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

------------------------------------------------------------------------------------------------------------------------------------
Capital Structure as of December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                          Progress Energy                 CP&L               Florida Power           North Carolina Natural Gas
------------------------------------------------------------------------------------------------------------------------------------
Common stock equity          $   6,003.5      36.7%   $  3,095.5      46.1%   $  2,031.6      54.7%   $  426.3               67.6%
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Preferred securities                92.8       0.6%         59.3       0.9%         33.5       0.9%        -                  0.0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)               9,307.0      56.9%      3,298.4      49.1%      1,497.0      40.3%        -                  0.0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Short-term debt (2)                942.3       5.8%        260.5       3.9%        154.3       4.1%      203.9               32.4%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                        $  16,345.6     100.0%   $  6,713.7     100.0%   $  3,716.4     100.0%   $  630.2              100.0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     (1)  Includes current portion of long-term debt
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     (2)  Includes short-term debt that has been reclassified to long-term for financial reporting purposes.
------------------------------------------------------------------------------------------------------------------------------------

          p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

               Progress Energy Consolidated         Retained Earnings
                                                    -----------------
               (in thousands)
               Balance 9/30/01                              2,249,519
               Gross earnings                                 (66,612)
               Goodwill amortization                          (23,927)
                                                    -----------------
               Current earnings                               (90,539)
               Common dividends                              (116,375)
               Balance 12/31/01                             2,042,605

               CP&L                                 Retained Earnings
                                                    -----------------
               (in thousands)
               Balance 9/30/01                              1,380,743
               Current earnings                                (9,395)
               Dividend of cash to parent                     (57,966)
               Preferred dividends                               (741)
               Non cash dividend to affiliate                       -
               Balance 12/31/01                             1,312,641

               Florida Progress Consolidated                                  Retained Earnings
                                                                              -----------------
               (in thousands)
               Balance 9/30/01                                                          804,090
               Gross earnings                                                           (92,500)
               Goodwill amortization                                                       (717)
                                                                              -----------------
               Current earnings                                                         (93,217)
               Prior period adjustment - Disc Ops Net Income                             (2,682)
               Estimated loss on disposal of discontinued operations                     (6,643)
               Preferred dividends                                                         (378)
               Dividend of cash to parent                                               (34,969)
               Balance 12/31/01                                                         666,201

               Florida Power                                                  Retained Earnings
                                                                              -----------------
               (in thousands)
               Balance 9/30/01                                                          945,773
               Current earnings                                                          39,957
               Dividend of cash to parent                                               (34,966)
               Preferred dividends                                                         (378)
               Balance 12/31/01                                                         950,386

               North Carolina Natural Gas                                     Retained Earnings
                                                                              -----------------
               (in thousands)
               Balance 9/30/01                                                          $ 5,276
               Net income (before goodwill amortization)                                  4,917
               Goodwill amortization                                                     (1,476)
                                                                              -----------------
               Net income                                                                 3,441
               Balance 12/31/01                                                         $ 8,717

          q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

          On December 31, 2001, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $331 million, or about 16% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended December 31, 2001 ($2.07 billion).

                                           Very truly yours,

                                           PROGRESS ENERGY, INC.


                                           By: /s/ Thomas R. Sullivan
                                               ----------------------
                                               Thomas R. Sullivan
                                               Treasurer